From: Siadatpour, Payam
Sent: Thursday, May 10, 2012 4:33 PM
To: 'rupertk@sec.gov'; 'Minore, Dominic'
Cc: Boehm, Steven; Mahon, John
Subject: GSV Capital Corp.

Kevin,

Per your request, the Company confirms that it took into account all potential forms of leverage, including leverage other than borrowings, in determining the amounts to include in the annual expense section of the fees and expenses table of the prospectus.

Please let us know if you need anything further.

Thanks

Payam

Payam Siadatpour | Associate

Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue NW | Washington, DC 20004-2415
202.383.0278 direct | 202.637.3593 facsimile
payam.siadatpour@sutherland.com | www.sutherland.com